SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2017

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to postponement of Extraordinary General Meeting and change of book closure period, dated November 13, 2017.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any investigation by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: November 14, 2017	By:	/s/ Yang Jie
	Name:	Yang Jie
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

POSTPONEMENT OF EXTRAORDINARY GENERAL MEETING

AND CHANGE OF BOOK CLOSURE PERIOD

References are made to the circular (the “Circular”) and the notice (the “Notice”) of the Extraordinary General Meeting of China Telecom Corporation Limited (the “Company”) dated 3 November 2017. Unless otherwise indicated, capitalised terms used herein shall have the same meaning as those defined in the Circular and the Notice.

The board of directors of the Company announces that for reasons of meeting time arrangement, the EGM initially scheduled to be convened at 10:00 a.m. on 19 December 2017 will be postponed to 10:00 a.m. on 4 January 2018 (the “Postponed EGM”). The venue of the Postponed EGM will remain unchanged at 31 Jinrong Street, Xicheng District, Beijing, PRC.

The H Share Register of Members of the Company was initially scheduled to be closed from Saturday, 18 November 2017 to Tuesday, 19 December 2017 (both days inclusive), during which period no transfer of H Shares would be registered. In light of the postponement of the EGM, the H Share Register of Members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the Postponed EGM, from Monday, 4 December 2017 to Thursday, 4 January 2018 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Postponed EGM, holders of H Shares must lodge all share transfers, accompanied by the relevant share certificates, with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 1 December 2017 for registration. Holders of H Shares of the Company who are registered with Computershare Hong Kong Investor Services Limited on Thursday, 4 January 2018 are entitled to attend and vote at the Postponed EGM.

Due to the postponement of the EGM, the attendance slip and form of proxy for the EGM despatched to Shareholders on 3 November 2017 remain valid for the Postponed EGM or any adjournment thereof. If Shareholder has completed and returned the attendance slip and/or the form of proxy in accordance with the instructions printed thereon, such attendance slip and/or the form of proxy will remain valid and such Shareholder is not required to submit the attendance slip and/or the form of proxy again. If any Shareholder chooses to re-submit the attendance slip and/or the form of proxy, the last attendance slip and/or the last form of proxy received by the Company will revoke and supersede the attendance slip and/or the form of proxy previously submitted by such Shareholder.

A-1

Holders of H Shares and domestic shares who have not yet returned the form of proxy are advised to complete and deposit the form of proxy together with the power of attorney or other authorisation document (if any) signed by the authorised person or notarially certified power of attorney in accordance with the instructions printed thereon, to the General Affairs Office of the Company at 31 Jinrong Street, Xicheng District, Beijing 100033, PRC (Telephone: (8610) 5850 1508) (for holders of domestic shares) and to the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares), not less than 24 hours before the designated time for the holding of the Postponed EGM. Due to the postponement of the EGM, Shareholders intending to attend the Postponed EGM and who have not returned the attendance slip shall return the attendance slip via hand delivery, mail or fax to the General Affairs Office of the Company (for holders of domestic shares) or to Computershare Hong Kong Investor Services Limited (for holders of H Shares) on or before 14 December 2017.

Saved as disclosed in this announcement, all information and contents as set out in the Circular, the Notice, the attendance slip and form of proxy remain unchanged.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen Wong Yuk Har
Joint Company Secretaries

Beijing, China, 13 November 2017

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer); Mr. Ke Ruiwen, Mr. Sun Kangmin, Mr. Gao Tongqing and Mr. Chen Zhongyue (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

A-2